1

November 6, 2008

Thomas Morrison, Chief Executive Officer
Organic Alliance, Inc.
1250 NE Loop 410
San Antonio, Texas 78209

> **Re:** **Organic Alliance, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 23, 2008**
> **File No. 333-152980**

Dear Mr. Morrison:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Outside Front Cover Page of Prospectus

1. We note your response to comment one in our letter dated October 3, 2008. Please revise your disclosure here and throughout your document to state that your selling stockholders will sell their shares at the initial offering price of $1.05 per share until the shares are quoted on the Over-the-Counter Bulletin Board or they are listed on an exchange, at which point the selling stockholders may sell the registered shares at the prevailing market price. Please replace the term "Electronic Bulletin Board" with "Over-the-Counter Bulletin Board." Also, in your response, you indicate that you have included in your document a statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange. However, it does not appear that you have provided this disclosure. Please revise or advise.

2. We note your responses to comments two through 12 in our letter dated October 3, 2008. In the introductory statement to those responses, you state that you are now registering 2,638,250 shares of common stock, which constitute 40% of your

public float. Please explain how you have determined that these 2,638,250 shares represent 40% of your public float. Also, in this regard, please explain your disclosure on page 25 that 2,728,499 shares of your common stock are "free trading."

3. Please note that even if you are, in fact, registering for resale shares of common stock that correspond only to 40% of your public float, you must still provide us with an analysis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). Therefore, we reissue comment two in our letter dated October 3, 2008. In your analysis, please address all the relevant factors in that comment and in Interpretation D.29 of our Manual of Publicly Available Telephone Interpretations that you have not already discussed. You can find Interpretation D.29 on our website at the following address: http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf.

4. Also, please explain why the securities you are registering on behalf of WH Ben Gallagher, Z Best Inc., and ZZ Bottom Inc., which together equal 12.9% of your securities, should not be combined and included in your table as a "group," as that term is used in Section 13(d)(3) of the Exchange Act.

Selling Stockholders and Plan of Distribution, page 23

5. We note your response to comment 17 in our letter dated October 3, 2008. In your revised selling stockholders table, you disclose the president of each selling stockholder that is a legal entity. Additionally, in the table or in a footnote to the table, please indicate, if true, that this person exercises the voting and/or dispositive powers with respect to the shares to be offered for resale by that selling stockholder.

6. We note your response to comment 18 in our letter dated October 3, 2008. In that response, you state that all of the selling stockholders obtained their shares in connection with your acquisition of Organic Texas. However, in the first paragraph on page 23 of your document, you state that, of the 2,638,250 shares you are registering for resale, only 2,508,250 shares were obtained through the Organic Texas acquisition, and that you issued the remaining 130,000 shares to employees and consultants between May and August 2008. Please disclose the selling stockholders that are the employees and consultants to whom you issued the 130,000 shares and describe the services they provided to you in exchange for the shares.

7. Please revise the last column of your table to indicate the amount and the percentage of shares that each selling stockholders will continue to own after the offering. Presently, you disclose that none of your selling stockholders will own any shares after the offering. However, you are not, in fact, registering for resale

all of shares owned by all of your selling stockholders. For example, Jeff Morehouse owns 337,400 shares of common stock, but you are registering only 175,000 shares of his in this offering.

Item 16. Exhibit Index, page 29

8. We note your response to comment 15 in our letter dated October 3, 2008. In response to that comment, you filed a revised version of the share exchange agreement as Exhibit 10.2, which you filed originally as Exhibit 10.1. Please revise your exhibit index here and on page 33 to include both Exhibit 10.1 and Exhibit 10.2, along with descriptions of each exhibit.

9. Also, as the share exchange agreement you filed is dated as of April 2008, please explain how you altered the agreement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
       Via Facsimile